Exhibit 2

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Protests Clearwire’s Delay of Vote on Sprint-Clearwire Merger, Renews Call for Immediate Stockholder Vote, Termination of Sprint Merger Agreement, and Reconstituted Special Committee to Consider DISH Offer

Demands that the Clearwire Board close the polls and finalize the vote

HOUSTON, May 31, 2013 — Crest Financial Limited, the largest of the independent minority stockholders of Clearwire Corporation (NASDAQ: CLWR), today protested the Clearwire Board of Directors’ decision to adjourn for a second time the Clearwire stockholder meeting and delay to June 13th the stockholder vote on the proposed Sprint-Clearwire Merger. Crest views this adjournment as a naked attempt to interfere with the stockholder franchise and urged the Clearwire Board to close the polls, finalize the vote at the special meeting and reconstitute the Special Committee of the Clearwire Board with new and truly independent directors who can consider the DISH tender offer.

According to David K. Schumacher, Crest’s General Counsel: “The Clearwire Board is reacting to DISH’s tender offer in its usual stockholder unfriendly way by adjourning the special meeting to June 13th. That means that the ill-advised and unfair merger agreement with Sprint remains in effect until then. Clearwire now has a clearly actionable offer from DISH that is superior in every way to Sprint’s offer. This only confirms what Crest and others have been saying for months: Clearwire is the crown jewel, and the Company can realize its true value only through a competitive bidding process.”

Schumacher repeated Crest’s call for a reconstituted Special Committee with new independent directors: “We believe that the Special Committee has been feckless and that Clearwire’s directors have failed to account for the best interests of minority stockholders. Clearwire therefore needs to appoint a wholly new and truly independent Special Committee made up of newly appointed directors who will be unencumbered by the past defaults and misjudgments of the current Special Committee—most obviously the flawed recommendations that stockholders accept clearly inadequate Sprint bids of $2.97 and $3.40 per share. The newly reconstituted Special Committee should be delegated all the powers of the Board.”

Crest previously laid out exactly the scenario currently unfolding, that a vote AGAINST the Sprint merger would prompt DISH and others to make bids directly for Clearwire, for example, in its May 17 letter to Clearwire stockholders: “After we the stockholders have rejected Sprint’s unfair merger agreement, the Clearwire Board will be free to terminate the Sprint-Clearwire merger agreement, consider direct bids from DISH, Softbank, or others for 100% of Clearwire, and recommend in favor of such a direct bid.”

Schumacher today said, “The Clearwire stockholders have done their part in resisting the Sprint merger agreement, but the Board still plays parliamentary games to interfere with the stockholder democracy. Clearwire must break free of Sprint’s oppressive control and unlock the Company’s true value by closing the polls, finalizing the vote and terminating the merger agreement with Sprint after Clearwire’s stockholders reject the Sprint merger. The Clearwire Board will then be able to begin an open and competitive bidding process for the Company that will include DISH as well as any other competing bidders. The battle for Clearwire and its valuable spectrum assets is just beginning. Stockholders should demand that the Clearwire Board finally act in the best interest of ALL stockholders, not just in the interest of Sprint.”

Crest also protested the Clearwire Board’s failure to include any substantive minority stockholder protections in its decision to adjourn the stockholder meeting for a second time. Schumacher stated: “The Board is giving Sprint a free pass by adjourning the vote without substantive revisions to the merger agreement. We have said before and say again today that the Clearwire Board must negotiate minority protections at least as favorable as the protections the Sprint Board of Directors has secured for its stockholders as part of the proposed Sprint-SoftBank transaction with any bidder for Clearwire, including Sprint and DISH. That includes a premium package of consideration, a new Clearwire governance structure and terms to ensure a fair deal process. So far, the Clearwire Board has failed to secure any of these protections despite its immense leverage in light of the competition for Clearwire’s highly valuable spectrum.”

About Clearwire’s announcement that the Clearwire Board will disclose the Clearwire Board’s position on DISH’s offer on or about June 12th, which is also the date of the scheduled stockholder vote on the Sprint-SoftBank transaction, Schumacher said: “Clearwire should remain free and clear until the battle for Sprint is settled. At that time, Clearwire will be able to pursue a competitive process that protects minority stockholders and unlocks the true value of Clearwire for all stockholders, not just Sprint and its suitors. The Clearwire Board therefore should not make its recommendation in respect of the DISH offer or any competing offers until after the bidding war over Sprint is resolved. Crest believes that Clearwire is the ultimate prize in the battle between SoftBank Corp. and DISH Network over Sprint. Waiting for that battle to conclude before approving any new offer for Clearwire would permit SoftBank and DISH to compete directly for Clearwire, which would deliver value to all Clearwire stockholders, not just Sprint.”

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a supplement to its definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement and the supplement have been mailed to the stockholders of Clearwire. SECURITYHOLDERS

OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND THE SUPPLEMENT, WHICH IS AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement, the supplement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement and the supplement are also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” “believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

SOURCE: Crest Financial Limited